Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum Corporation to Make Offer to Acquire Stylus Energy
    Inc.

    CALGARY, June 25 /CNW/ - Compton Petroleum Corporation ("Compton") and
Stylus Energy Inc. ("Stylus") are pleased to jointly announce that they have entered into an agreement whereby Compton will offer to acquire, by way of a take-over bid, all of the issued and outstanding common shares of Stylus on a fully diluted basis (the "Offer") for cash consideration of $2.70 per common share of Stylus. The total value of the Offer is approximately $91 million, including the assumption of approximately $12 million of net debt (before option proceeds and transaction costs). The Offer represents a 20% premium to the most recent closing price of the common shares of Stylus.
    "I am pleased to be able to announce the proposed acquisition of Stylus,"
said Ernie Sapieha, President & C.E.O. of Compton. "This transaction fits with our strategy of continued growth in our core areas and our focus on natural gas resource plays. The acquisition of Stylus creates significant operational synergies at Vulcan, Alberta and adds an attractive portfolio of additional drilling prospects which will enhance our ability to execute our business plan."
    Paul Evans, President & C.E.O. of Stylus, added, "This transaction represents excellent value for Stylus shareholders. Compton, with its large land holdings and operational expertise, is the logical company for us to transact with."
    Compton will acquire an attractive suite of natural gas focused properties in Compton's existing core areas. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks.

    <<
    Transaction highlights:
    -   reserve acquisition metrics (based on Compton's internal estimates of reserves effective June 1, 2007 and net of undeveloped land and seismic value) of $24.49/boe on proved reserves of 2,677 mboe and
        $16.24/boe on proved plus probable reserves of 4,038 mboe;
    -   production acquisition metric (net of undeveloped land value) of
        $40,279/boe/d based on Stylus' production of approximately
        2,000 boe/d;
    -   Stylus' has 131,706 net acres of undeveloped land with an ascribed value of $10.6 million;
    -   Additionally, Stylus has a proprietary interest in 4,852 kilometers of 2D and 962 sq. kilometers of new 3D seismic with a combined value of approximately $15 million.
    >>

    Management and Board Recommendations

    The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding common shares of Stylus (on a fully diluted basis), receipt of all regulatory approvals and other customary conditions. In addition, Stylus has agreed that it will not solicit or initiate discussions or negotiations with any third party for any take-over bid or other business combination involving Stylus and Compton has the right to match any unsolicited competing proposals. Under certain circumstances,
Stylus has agreed to pay a non-completion fee of $2 million to Compton. A take-over bid circular detailing the Offer is anticipated to be mailed to shareholders of Stylus on or about July 9, 2007, with closing anticipated in mid August 2007.
    The Offer has the unanimous support of the board of directors of both
Compton and Stylus. Peters & Co. Limited acted as exclusive financial advisor to Stylus and has provided Stylus' board of directors with its opinion, subject to review of final documentation, that the consideration to be received under the Offer is fair from a financial point of view to the shareholders of Stylus. The board of directors of Stylus has unanimously approved the Offer and has concluded that the Offer is in the best interests of Stylus shareholders and is unanimously recommending that shareholders of
Stylus tender their shares to the Offer. Shareholders of Stylus, including all directors and officers, holding approximately 5.5% of the issued and outstanding common shares of Stylus, have entered into lock-up agreements with
Compton whereby they have agreed to tender their shares to the Offer, subject to certain exceptions.
    FirstEnergy Capital Corp. is acting as exclusive financial advisor to
Compton in connection with the Offer.
    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol
"CMT" and on the New York Stock Exchange under the symbol "CMZ".
    Stylus is a Calgary based junior oil and natural gas company with operations in Alberta. The common shares of Stylus are listed on the Toronto
Stock Exchange and trade under the symbol "STY".
    This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption from registration requirements.

    READER ADVISORY

    The term "boe" may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
    Statements in this press release may contain forward-looking information including the making of the Offer by Compton, and the timing and conditions thereof. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.
    The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President and Chief Executive Officer or N.G. Knecht, Vice President, Finance
and Chief Financial Officer, Telephone: (403) 237-9400, Facsimile: (403)
237-9410, Email: investorinfo(at)comptonpetroleum.com, Website:
www.comptonpetroleum.com; Stylus Energy Inc., Paul Evans, President and Chief
Executive Officer or William Dyer, Vice President, Finance and Chief Financial
Officer, Telephone: (403) 517-8799, Facsimile: (403) 264-8798, Email:
pevans(at)stylusenergy.com, Website: www.stylusenergy.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation; Stylus Energy Inc.

CNW 06:00e 25-JUN-07